THIRD AMENDMENT TO RIGHTS AGREEMENT

This THIRD AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is entered into this 3rd day of November, 2008, between MoneyGram International, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as rights agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of June 30, 2004 (the “Rights Agreement”); and

WHEREAS, Section 27 of the Rights Agreement permits the Company, from time to time and at any time prior to such time as any person becomes an Acquiring Person, to supplement or amend the Rights Agreement without the approval of any holders of the Rights Certificates; and

WHEREAS, currently no Person has become an Acquiring Person; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to modify the terms of the Rights Agreement to accelerate the “Final Expiration Date” (as defined below), and in connection therewith the Company is entering into this Amendment and directing the Rights Agent to enter into this Amendment; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

A. Defined Terms. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Rights Agreement.

B. Amendment of Rights Agreement. Clause (i) of Section 7(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

“(i) the Close of Business on November 10, 2008 (the “Final Expiration Date”)”

C. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. To the extent that the terms and provisions of the Rights Agreement do not conflict with the terms and provisions of this Amendment, then such terms and provisions shall remain in full force and legal effect. To the extent that there is a conflict between the terms and provisions of the Rights Agreement and this Amendment, the terms and provisions of this Amendment shall govern for purposes of the subject matter of this Amendment only.

D. Miscellaneous. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meanings assigned to them in the Rights Agreement. The Rights Agent and the Company hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

MONEYGRAM INTERNATIONAL, INC. WELLS FARGO BANK, N.A.

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